Exhibit 99.1

IceCure Medical Ltd. Announces Pricing of $15 Million Underwritten Public Offering

Caesarea, Israel, December 9th, 2021 – IceCure Medical Ltd. (NASDAQ: ICCM) (TASE: ICCM.TA) (the “Company” or “IceCure”), developer of minimally-invasive cryoablation technology, the ProSense® System, that destroys tumors by freezing as an alternative to surgical tumor removal, today announced the pricing of an underwritten public offering of 3,313,827 shares of the Company’s ordinary shares (the “Ordinary Shares”) at a price to the public of $3.45 per share, before underwriting discounts and commissions, and to certain investors in lieu of Ordinary Shares, pre-funded warrants to purchase up to an aggregate of 1,034,000 Ordinary Shares at a price to the public of $3.449 per pre-funded warrant, which represents the per share public offering price for the Ordinary Shares less the $0.001 per share exercise price for each such pre-funded warrant. The gross proceeds of the offering to the Company are expected to be approximately $15 million, before deducting underwriting discounts, commissions, and other estimated offering expenses. The Company has granted the underwriters a 45-day option to purchase up to an additional 652,173 Ordinary Shares at the public offering price to cover over-allotments, if any. The offering is expected to close on or about December 13, 2021, subject to satisfaction of customary closing conditions.

A.G.P./Alliance Global Partners is acting as sole book-running manager for the offering. Brookline Capital Markets, a division of Arcadia Securities, LLC, is acting as a co-manager for the offering.

The Company intends to use the net proceeds from the offering for next generation product development, business development, working capital and general corporate purposes.

The offering is being conducted pursuant to IceCure Medical Ltd. registration statement on Form F-1 (File No. 333-261487) previously filed with the Securities and Exchange Commission (“SEC”) and declared effective on December 8, 2021. A final prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov. Electronic copies of the prospectus relating to this offering, when available, may be obtained from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022 at (212) 624-2060.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About IceCure Medical Ltd.

Israel-based IceCure Medical Ltd. (NASDAQ: ICCM) (TASE: ICCM) develops and markets ProSense®, an advanced liquid-nitrogen-based cryoablation therapy for the treatment of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally-invasive technology is a safe and effective alternative to hospital surgical tumor removal that is easily performed in a relatively short procedure. The system is marketed and sold worldwide for the indications approved to-date by FDA and the European CE Mark.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statement in this press release when it discusses the benefits of cryoablation as a treatment for breast cancer, the expected timing for the closing of IceCure’s underwritten public offering of Ordinary Shares and pre-funded warrants and the use of proceeds from the offering. Because such statements deal with future events and are based on IceCure’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of IceCure could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Registration Statement on Form F-1, as amended (the “Form F-1”). Copies of the Form F-1 are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

IR Contact:

Chuck Padala

LifeSci Advisors

o: +1 646-627-8390 / c: +1 917-741-7792

email: chuck@lifesciadvisors.com